Exhibit (a)(17)

Subject: IMPORTANT MESSAGE Regarding Offer to Rescind Certain Restricted Share Grants

Dear Employee:

Attached is an important announcement regarding First Albany’s decision to amend and terminate its offer to eligible employees of the opportunity to rescind certain restricted stock award agreements in return for an award of stock appreciation rights (the “Offer”) as well as the amendments themselves.

If you should have any questions regarding the termination or the amendments to the Offer, please feel free to call Peter, Brian or me.

Thank you.

Regards,

Patricia Arciero-Craig

Managing Director

Deputy General Counsel

First Albany Capital Inc.

677 Broadway

Albany, New York 12207

(518) 447-7946

(518) 447-7933 (fax)

(800) 887-4129 (e-fax)

patricia.craig@fac.com